

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 21, 2012

<u>Via E-Mail</u>
Daniel Thompson, Chief Executive Officer
Cardiff International, Inc.
16255 Ventura Boulevard, Suite 525
Encino, CA 91436

      Re: Cardiff International, Inc.
             Preliminary Information Statement on Schedule 14C
             Filed April 10, 2012
             Preliminary Proxy Statement on Schedule 14A
             Filed May 10, 2012
             File No. 000-49709

Dear Mr. Thompson:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                       Sincerely,

                       /s/ Maryse Mills-Apenteng

                       Maryse Mills-Apenteng
                       Special Counsel